Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
January 11, 2008
PRICING SUPPLEMENT
(To Prospectus Dated April 5, 2006,
Prospectus Supplement Dated October 12, 2007 and
Prospectus Addendum Dated December 12, 2007)
HSBC USA Inc.
$10,656,000
Equity Buffer Notes
Linked to a weighted basket of the MSCI® EAFE Index and the S&P 500® Index.
Terms used in this pricing supplement are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment in the notes.
•	Reference Asset:	A weighted basket of the MSCI® EAFE Index (ticker: MXEA) (the “MXEA”) and the S&P 500® Index (ticker: SPX) (the “SPX”), each of which we refer to as an “index,” and collectively, as the "indices."
•	Basket Weightings:	With respect to the MXEA, 65%; and with respect to SPX, 35%.
•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	January 9, 2008.
•	Pricing Dates:
January 9, 2008 and the four (4) immediately following scheduled trading days, which are expected to be January 10, 2008; January 11, 2008; January 14, 2008; and January 15, 2008, each of which is subject to postponement in the event we make any change to the expected trade date or original issue date.

•	Original Issue Date:	January 16, 2008 and is expected to be 5 business days following the trade date.
•	Observation Dates:
January 16, 2009 and the four (4) immediately following scheduled trading days, which are expected to be January 20, 2009; January 21, 2009; January 22, 2009; and the final valuation date, each of which is subject to adjustment as described herein. If any such date is not a scheduled trading day (as defined below) with respect to an index, the following scheduled trading day for such index.

•	Final Valuation Date:	January 23, 2009.
•	Maturity Date:	3 business days after the final valuation date, which is expected to be January 28, 2009. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the basket return (as described below):

-  If the basket return is positive, subject to the maximum payment at maturity, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate;

- If the basket return is between 0% and -10%, you will receive 100% of the original principal amount; and

-  If the basket return is less than -10%, you will lose 1.11% of the original principal amount for each percentage point that the basket return is below -10%. For example, if the basket return is -30%, you will suffer a 22.20% loss and receive 77.80% of the original principal amount.

•	Upside Participation Rate:	300%.
•	Maximum Payment at Maturity:	$1,157.00.
•	Maximum Gain:	15.70%.
•	Average Initial Level:	With respect to each index, the arithmetic average of the official closing levels of the respective index over five pricing dates, as determined by the calculation agent.
•	Average Final Level:	With respect to an index, the arithmetic average of the official closing levels of such index over five observation dates, as determined by the calculation agent.
•	Index Return:
With respect to an index and as determined on the final valuation date, the quotient, expressed as a percentage, of (i) the average final level of such index minus the average initial level of such index divided by (ii) the average initial level of such index, expressed as a formula:

•	Basket Return:	The sum of (a) the product of the index return of the MXEA multiplied by 65.00%, plus (b) the product of the index return of the SPX multiplied by 35.00%, expressed as a formula:

Where,
RMXEA is the index return for the MXEA as determined on the final valuation date for MXEA; and
RSPX is the index return for the SPX as determined on the final valuation date for SPX;
•	Official Closing Level:
With respect to MXEA, the official closing level on any scheduled trading day for MXEA will be the closing level of such index as determined by the calculation agent based upon determinations with respect thereto made by the applicable reference sponsor and displayed on Bloomberg page “MXEA <INDEX>”. With respect to SPX, the official closing level on any scheduled trading day for SPX will be the closing level of such index as determined by the calculation agent based upon determinations with respect thereto made by the applicable reference sponsor and displayed on Bloomberg page “SPX <INDEX>”.

•	Form of notes:	Book-Entry.
•	CUSIP and ISIN:	4042K0 HN8 and US4042K0HN81.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
•	Agent’s Discount:	Sold at par.
Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PR-5 of this document and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Equity Buffer Notes, due January 28, 2009	$10,656,000	$418.78
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC SECURITIES (USA) INC.
January 11, 2008

SUMMARY

General Terms

This pricing supplement relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, any index or stocks underlying the indices, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PR-5 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

•  If the basket return is positive, subject to the maximum payment at maturity, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate;

•  If the basket return is between 0% and -10%, you will receive 100% of the original principal amount; and

•  If the basket return is less than -10%, you will lose 1.11% of the original principal amount for each percentage point that the basket return is below -10%. For example, if the basket return is -30%, you will suffer a 22.20% loss and receive 77.80% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event

If an observation date is not a scheduled trading day with respect to an index, then such observation date with respect to that index will be the next day that is a scheduled trading day with respect to that index,. If a market disruption event (as defined below) exists with respect to an index on an observation date, then such observation date for that index will be the next scheduled trading day for that index on which a market disruption event does not exist with respect to that index. For the avoidance of doubt, if no market disruption event exists with respect to an index on an observation date for that index, the determination of that index’s official closing level will be made on such observation date, irrespective of the existence of a market disruption event with respect to the other index. If a market disruption event exists with respect to an observation date for an index on five consecutive scheduled trading days for that index, then that fifth scheduled trading day will be such observation date for such index, and the calculation agent will determine the official closing level of that index on that date in accordance with the formula for and method of calculating that index last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each security comprised in that index (or if an event giving rise to a market disruption event has occurred with respect to a stock in that index on that fifth scheduled trading day, its good faith estimate of the value for that stock). If the final valuation date for any index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that index and no interest will be payable in respect of such postponement.

“Market disruption event” means, with respect to an index, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to any security included in any index or (B) in futures or options contracts relating to any index on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for any security included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to any security included in any index or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means, with respect to an index, each exchange or quotation system on which futures or options contracts relating to such index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such index on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means, with respect to an index, any exchange on which securities then included in such index trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means, with respect to an index, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in such index.

Settlement

We expect that the delivery of the notes will be made against payment therefor on or about the issue date specified on the cover page of this pricing supplement, which will be the fifth business day following the trade date of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦  You believe the weighted basket of the MXEA and the SPX will appreciate moderately—meaning that you believe the weighted basket of the MXEA and the SPX will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the maximum gain of 15.70%.

♦  You are willing to make an investment that is exposed to downside leverage on a 1.11 to 1 basis for each percentage point that the basket return is below -10%.

♦  You are willing to invest in the notes based on the upside participation rate of 300.00%.

♦  You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain of 15.70%.

♦  You are willing to forego dividends paid on the stocks included in the indices underlying the reference asset.

♦  You do not seek current income from this investment.

♦  You do not seek an investment for which there is an active secondary market.

♦  You are willing to hold the notes to maturity.

♦  You seek an investment whose return is linked to a weighted basket containing indices that represent companies in a variety of market sectors and jurisdictions.

The notes may not be suitable for you if:

♦  You do not believe the weighted basket of the MXEA and the SPX will appreciate over the term of the notes, or you believe the weighted basket of the MXEA and the SPX will appreciate by more than the maximum gain during the term of the note.

♦  You are unwilling to make an investment that is exposed to downside leverage on a 1.11 to 1 basis for each percentage point that the basket return is below -10%.

♦  You prefer a product that provides an upside participation rate of greater than 300.00%

♦  You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

♦  You prefer to receive the dividends paid on any stocks included in indices underlying the reference asset.

♦  You seek current income from this investment.

♦  You are unable or unwilling to hold the notes to maturity.

♦  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦  You do not seek a product with exposure to the rate of return linked to a weighted basket containing indices that represent companies in a variety of market sectors and jurisdictions.

♦  You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the indices comprising the reference asset or the securities comprising any of the indices. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus addendum and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

• “— Risks Relating to All Note Issuances”;

• “— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

• “— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the basket return is below -10%. In that event, you will lose 1.11% of the original principal amount for each percentage point that the basket return is below -10%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Payment at Maturity, if any, Will Not Exceed the Maximum Payment at Maturity.

Your payment at maturity, if any, will not exceed the maximum payment at maturity of $1,157.00. You will not participate in any appreciation of the basket return (as magnified by the upside participation rate) beyond the maximum gain of 15.70%. YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN OF 15.70%.

Changes in the Average Levels of the Indices May Offset Each Other.

The notes are linked to a weighted basket composed of the indices. At a time when the average level of one index increases over the observation dates, the average level of the other index over the observation dates may not increase as much or may even decline. Therefore, in calculating the basket return on the final valuation date, any increase in the average level of one index may be moderated, or offset, by a lesser increase or decline in the average level of the other index. This affect is further amplified by the differing weights of the indices. More heavily weighted index will have a larger impact than the index with lesser weighting. Furthermore, even if the levels of the indices increase during the term of the notes, relative to their average initial levels, your payment at maturity will only be based on the average levels of the indices over several observation dates.

The Negative Performance of Your Notes is Enhanced.

The negative performance of the reference asset below a basket return of -10% is magnified on a 1.11 to 1 basis, which will have the effect of increasing your participation in the possible negative basket return, if any, on the notes. As a result, any negative basket return below -10% will be magnified and have a greater effect than notes without this downside leverage. Despite the 0% to -10% basket return buffer, as a result of this downside leverage, you may lose up to 100% of your principal.

Additional Risks Associated With Foreign Securities Market.

Because stocks or companies included in the MXEA are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. Although many of the component stocks in the reference asset are listed or traded on foreign securities markets which constitute “designated offshore securities markets” under Regulation S, certain of the component stocks in the reference asset are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain stocks underlying the reference asset may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency Exchange Risk for the MSCI® EAFE Index

The MXEA, but not the stocks underlying the MXEA, is denominated in U.S. dollars. Because the prices of the stocks underlying the MXEA will be converted by the applicable reference sponsor into U.S. dollars for the purposes of calculating the value of the MXEA, your investment in the notes will be exposed to currency exchange risk with respect to each of the markets represented in the MXEA.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. Certain of the entities included in the indices could be treated as a “real estate investment trust” (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the notes will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the average final levels of the indices relative to their respective average initial levels. We cannot predict the average final level of each index, and thus the basket return, on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical average initial levels of the indices used in the illustrations below are not the actual average initial levels of the indices. You should not take these examples as an indication or assurance of the expected performance of the indices or the reference asset. The numbers below are rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the upside participation rate is equal to 300%, that the maximum gain is 15.70%, and that if the basket return is below -10%, investors will lose 1.11% of the original principal amount of their notes for each percentage point that basket return is below -10%.

Example 1: The average final levels of both indices increase compared to their respective average initial levels.
Index	MXEA	SPX
Average Initial Level	2,300.00	4,500.00
Average Final Level	2,400.00	4,700.00
Index Return	4.35%	4.44%
Basket Return (65% x MXEA return + 35% x SPX return)	4.38%
Basket Return x Upside Participation Rate (300%)	13.15%
Cash Settlement Value	$1,131.45

Here, the basket return is 4.38%.

Because the basket return is positive, subject to the maximum payment at maturity, the cash settlement value equals 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate. Accordingly, at maturity, the cash settlement value in this example would equal $1,131.45.

Example 1 shows that you are assured a leveraged return of your principal investment when the average final levels of the indices exceed their average initial levels.

Example 2: The average final levels of both indices increase significantly compared to their respective average initial levels.
Index	MXEA	SPX
Average Initial Level	2,300.00	4,500.00
Average Final Level	2,600.00	5,200.00
Index Return	13.04%	15.56%
Basket Return (65% x MXEA return + 35% x SPX return)	13.92%
Basket Return x Upside Participation Rate (300%)	41.77%
Cash Settlement Value	$1,157.00

Here, the basket return is 13.92%.

Because the basket return multiplied by the upside participation rate is greater than the maximum gain of 15.70%, the cash settlement value would be equal to the maximum payment at maturity. Accordingly, at maturity, the cash settlement value in this example would be $1,157.00.

Example 2 shows that the return on your investment in the notes would be capped by the maximum payment at maturity in situations where the basket return (as magnified by the upside participation rate) exceeds the maximum gain of 15.70%.

Example 3: The average final levels of both indices decline slightly compared to their respective average initial levels.
Index	MXEA	SPX
Average Initial Level	2,300.00	4,500.00
Average Final Level	2,250.00	4,300.00
Index Return	-2.17%	-4.44%
Basket Return (65% x MXEA return + 35% x SPX return)	-2.97%
Cash Settlement Value	$1,000.00

Here, the basket return is -2.97%.

Because the basket return is negative, but is not less than -10%, you would receive a cash settlement value equal to the original principal amount of your notes. Accordingly, the cash settlement value in this example would be equal to $1,000.

Example 3 shows that you are assured the return of the original principal amount of your notes where the basket return is not less than -10%.

Example 4: The average final levels of both indices decline significantly compared to their respective average initial levels.
Index	MXEA	SPX
Average Initial Level	2,300.00	4,500.00
Average Final Level	1,400.00	2,500.00
Index Return	-39.13%	-44.44%
Basket Return (65% x MXEA return + 35% x SPX return)	-40.99%
Cash Settlement Value	$656.01

Here, the basket return is -40.99%.

Because the basket return is negative and is less than -10%, you would lose 1.11% of the original principal amount of your notes for each percentage point that the basket return is below -10%. Accordingly, at maturity, the cash settlement value would be equal to $655.66, and you would suffer a loss of 34.40%.

Example 4 shows that you may lose up to 100% of the original principal amount of your notes if the basket return falls below -10%.

Example 5: The final average level of the MXEA decreases significantly, while the average level of the SPX increases significantly, compared to their average initial levels.
Index	MXEA	SPX
Average Initial Level	2,300.00	4,500.00
Average Final Level	1,150.00	6,750.00
Index Return	-50.00%	50.00%
Basket Return (65% x MXEA return + 35% x SPX return)	-15.00%
Cash Settlement Value	$944.40

Here, the basket return is -15.00%.

Because the more heavily weighted index (the MXEA) will have a larger impact than the index with a lesser weighting (the SPX), the basket return is negative. Since the basket return is negative and is less than -10%, you would lose 1.11% of the original principal amount of your notes for each percentage point that the basket return is below -10%. Accordingly, at maturity, the cash settlement value would be equal to $944.40, and you would suffer a loss of 5.56%.

Example 5 shows that a change in the average level of the more heavily weighted index will have greater influence on the basket return than a change in the level of an index with a lesser weighting.

Sensitivity Analysis - Hypothetical Payment at Maturity for Each $1,000 Principal Amount of Notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on an investment of $1,000 in notes for a hypothetical range of performance for the basket return from -100% to +100%. The following results are based solely on the assumptions cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 300% and a maximum payment at maturity of $1,157.00. The table also assumes that if the basket return is less than -10%, you will lose 1.11% of the original principal amount of your notes for each percentage point that the basket return is below -10%.

Assumptions:

•	Principal Amount:	$1,000

•	Upside participation rate:	300%, if the basket return is positive

•	Maximum Payment at Maturity	$1,157.00

•	Partial Principal Protection:	The initial 10% of any negative basket return

•	Reference Asset Performance:	100% to -100%

Performance of the Reference Asset	Performance of the Notes
Basket Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300%	15.70%	$1,157.00
90.00%	300%	15.70%	$1,157.00
80.00%	300%	15.70%	$1,157.00
70.00%	300%	15.70%	$1,157.00
60.00%	300%	15.70%	$1,157.00
50.00%	300%	15.70%	$1,157.00
40.00%	300%	15.70%	$1,157.00
30.00%	300%	15.70%	$1,157.00
20.00%	300%	15.70%	$1,157.00
10.00%	300%	15.70%	$1,157.00
5.00%	300%	15.00%	$1,150.00
0.00%	--	0.00%	$1,000.00
-5.00%	--	0.00%	$1,000.00
-10.00%	--	0.00%	$1,000.00
-20.00%	--	-11.11%	$889.00
-30.00%	--	-22.22%	$778.00
-40.00%	--	-33.33%	$667.00
-50.00%	--	-44.44%	$556.00
-60.00%	--	-55.56%	$444.00
-70.00%	--	-66.67%	$333.00
-80.00%	--	-77.78%	$222.00
-90.00%	--	-88.89%	$111.00
-100.00%	--	-100.00%	$0.00

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE INDICES

General

This pricing supplement is not an offer to sell and it is not an offer to buy stocks comprising the indices. All disclosures contained in this pricing supplement regarding the indices, including their make-up, performance, method of calculation, and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the indices or stocks comprising the indices contained in this pricing supplement. You should make your own investigation into the indices as well as stocks included in the indices. Each reference sponsor has no obligation to continue to publish, and may discontinue publication of, the applicable index. Each reference sponsor may discontinue or suspend the publication of the applicable index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsors is accurate or complete. For more information, We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The description below of each index includes a table that sets forth the quarterly high and low intraday levels, as well as end-of-quarter index levels, of the respective index for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through January 9, 2008. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. Historical levels of each index should not be taken as an indication of future performance of such index.

The MSCI® EAFE Index

We have derived all information relating to the index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The index is a stock index calculated, published and disseminated daily by Morgan Stanley Capital International Inc. (“MSCI®”), a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI® website and in real time on Bloomberg Financial Markets and Reuters Limited.

The index is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia, which are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Index Calculation

The index is a free float weighted average of the U.S. dollar values of all of the equity securities (the “index stocks”) constituting the MSCI® indexes for the 21 selected countries (the “component country indices”). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets.

Prices used to calculate the index stocks are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5:00 P.M. Central Europe Time. The U.S. dollar value of the index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the index stocks. The index was launched on December 31, 1969 at an initial value of 100.

Maintenance of the Index and the Component Country Indices.

In order to maintain the representativeness of the index, structural changes to the index as a whole may be made by adding or deleting component country indices and the related index stocks. Currently, such changes in the index may only be made on four dates throughout the year: after the last scheduled index close of each February, May, August and November.

MSCI® may add additional component country indices to the index or subtract one or more of its current component country indices prior to the expiration of the offered notes. Any such adjustments are made to the index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

Each component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the index.

MSCI® classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full component country index review due to their importance. These quarterly index reviews may result in additions and deletions of index stocks from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to index stocks may result from: the addition or deletion of securities due to the significant over or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for index stocks with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for index stocks may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI®’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full component country index review includes a re-appraisal of the free float-adjusted industry group representation within a country relative to the 85% target, a detailed review of the shareholder information used to estimate free float for component and non-index stocks, updating the minimum size guidelines for new and existing index stocks, as well as changes typically considered for quarterly index reviews. During a full component country index review, securities may be added or deleted from a component country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index stocks changes during quarterly index reviews as discussed above. The results of the annual full component country index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May. Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs. Index maintenance of the component country indices is reflected in the index.

Selection of Index Stocks and Calculating and Adjusting for Free Float.

The selection of the index stocks for each component country index is based on the following guidelines:

1. Define the universe of listed securities within each country;

2. Adjust the total market capitalization for each security for its respective free float available to foreign investors;

3. Classify securities into industry groups under the Global Industry Classification Standard ; and

4. Select securities for inclusion according to MSCI®’s index construction rules and guidelines.

To determine the free float of a security, MSCI® considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI® will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI® will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in MSCI®’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security. These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI®.

License Agreement between Morgan Stanley Capital International Inc. and HSBC USA Inc.

We expect to enter into a non-exclusive license agreement with Morgan Stanley Capital International Inc. (“MSCI®”), whereby HSBC USA Inc., in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with MSCI® and the only relationship between MSCI® and HSBC USA Inc. is the licensing of the use of the index and trademarks relating to the index.

The MSCI® indexes are the exclusive property of MSCI®. MSCI® and the MSCI® index names are service mark(s) of MSCI® or its affiliates and have been licensed for use for certain purposes by HSBC USA Inc. The offered notes referred to herein are not sponsored, endorsed, or promoted by MSCI®, and MSCI® bears no liability with respect to any such offered notes. This prospectus supplement contains a more detailed description of the limited relationship MSCI® has with HSBC USA Inc. and any related notes. No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI®’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

THE OFFERED NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI®, ANY AFFILIATE OF MSCI® OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX. THE MSCI® INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI®. MSCI® AND THE MSCI® INDEX NAMES ARE SERVICE MARK(S) OF MSCI® OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY HSBC USA INC. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE OFFERED NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE OFFERED NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI® INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI® OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI® INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI® WITHOUT REGARD TO THE OFFERED NOTES OR THE ISSUER OR OWNER OF THE OFFERED NOTES. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE OFFERED NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI® INDEXES. NEITHER MSCI®, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE OFFERED NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE OFFERED NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE OFFERED NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE OFFERED NOTES.

ALTHOUGH MSCI® SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI® INDEXES FROM SOURCES WHICH MSCI® CONSIDERS RELIABLE, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE OFFERED NOTES, OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI®, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI® INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI®, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI®’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

All disclosures contained in this pricing supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by MSCI®. HSBC USA Inc. does not assume any responsibility for the accuracy or completeness of that information.

Historical Performance of the MXEA

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of the MXEA for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through January 9, 2008. The closing level of the MXEA on January 9, 2008 was 2,179.11. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of the MXEA should not be taken as an indication of future performance, and no assurance can be given that the level of the MXEA will increase relative to the initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2004	1,373.51	1,282.19	1,337.07
June 30, 2004	1,365.54	1,223.93	1,327.97
September 30, 2004	1,341.13	1,242.34	1,318.03
December 31, 2004	1,521.19	1,319.48	1,515.48
March 31, 2005	1,578.48	1,456.93	1,503.85
June 30, 2005	1,521.56	1,433.85	1,473.72
September 30, 2005	1,625.53	1,430.80	1,618.84
December 30, 2005	1,699.56	1,525.62	1,680.13
March 31, 2006	1,846.56	1,684.06	1,827.65
June 30, 2006	1,984.49	1,673.83	1,822.88
September 30, 2006	1,915.41	1,706.74	1,885.26
December 31, 2006	2,081.75	1,882.37	2,074.48
March 30, 2007	2,185.54	2,019.68	2,147.51
June 29, 2007	2,294.12	2,140.00	2,262.24
September 30, 2007	2,342.46	2,002.65	2,300.38
December 31, 2007	2,398.71	2,173.11	2,253.36
January 2, 2008 through January 9, 2008	2,263.68	2,175.84	2,179.11

The S&P 500® Index

We have derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 9, 2008, 424 companies, or 84.80% of the SPX, traded on the New York Stock Exchange and 76 companies, or 15.20% of the SPX, traded on The NASDAQ Stock Market.  S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of January 9, 2008, indicated in parentheses: Industrials (56), Utilities (31), Telecommunication Services (9), Materials (28), Information Technology (71), Energy (35), Consumer Staples (39), Consumer Discretionary (88), Healthcare (51) and Financials (92). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)  the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);
(ii)  the market values of all component stocks as of that time are aggregated;
(iii)  the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined
(iv)  the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);
(v)  the current aggregate market value of all component stocks is divided by the base value; and
(vi)  the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•  the issuance of stock dividends,

•  the granting to shareholders of rights to purchase additional shares of stock,

•  the purchase of shares by employees pursuant to employee benefit plans,

•  consolidations and acquisitions,

•  the granting to shareholders of rights to purchase other securities of the company,

•  the substitution by S&P of particular component stocks in the SPX, and

•  other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

Historical Performance of the SPX

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through January 9, 2008. The closing level of the SPX on January 9, 2008 was 1,409.13. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of the SPX should not be taken as an indication of future performance, and no assurance can be given that the level of the SPX will increase relative to the initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
January 2, 2008 through January 9, 2008	1,471.77	1,378.70	1,409.13

Certain U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code (the “Code”), it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (such as a note that we intend (and you agree) to treat as a forward or other executory contract, or as a put and a deposit, for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” section in the Prospectus Supplement.

DISCONTINUANCE OR MODIFICATION OF AN INDEX

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish an index on any day on which that index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If an index is discontinued or if a reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the observation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine an index value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a value of the index or the successor index as if it had not been modified (e.g., as if the split had not occurred). In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication any of the indices may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means:

•   with respect to the MXEA, Morgan Stanley Capital International Inc.; and

•   with respect to SPX, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Return on the Notes — Payment at Maturity” in this pricing supplement. In that case, the five scheduled trading days preceding the date of acceleration will be used as the observation dates for purposes of determining the accelerated basket return. If a market disruption event exists with respect to an index on any such scheduled trading days, then the disrupted observation date for that index will be postponed for up to five scheduled trading days (in the same general manner used for postponing any observation date during the term of the notes). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $10,656,000 Equity Buffer Notes Linked to a weighted basket of the MSCI® EAFE Index and the S&P 500® Index. January 11, 2008 PRICING SUPPLEMENT

TABLE OF CONTENTS
Pricing Supplement
Summary	PR-2
Investor Suitability	PR-4
Risk Factors	PR-4
Illustrative Examples	PR-6
Description of the Indices	PR-11
Certain U.S. Federal Income Tax Considerations	PR-18
Certain ERISA Considerations	PR-18
Discontinuance or Modification of an Index	PR-19
Events of Default and Acceleration	PR-19
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59